Row Associates, LLC and Subsidiary

Financial Report
December 31, 2020

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934..







UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70520

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Row Associates, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1222 16th Avenue South, Suite 21
(No. and Street)

Nashville	TN	37212
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tracie E. O'Keefe, (732) 691-7010
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frazier & Deeter, LLC
(Name – *if individual, state last, first, middle name*)

222 2nd Avenue South, Ste 1840	Nashville	TN	37201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.







OATH OR AFFIRMATION

I, Michael Duncan Dashiff, CEO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Row Associates, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public Expiry: 3/7/2023

TRACY LOPEZ STATE OF TENNESSEE NOTARY PUBLIC DAVIDSON COUNTY

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents



Frazier
&Deeter
CPAs & ADVISORS

222 Second Avenue South
Suite 1840
Nashville, Tenneesee 37201
615.416.6800
www.frazierdeeter.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Manager and Member of
Row Associates, LLC and Subsidiary

Opinion on the Statement of Financial Condition

We have audited the accompanying consolidated statement of financial condition of Row Associates, LLC and Subsidiary (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2020.

Frazier & Deeter, LLC

Nashville, TN
April 14, 2021

Row Associates, LLC and Subsidiary

Statement of Financial Condition
December 31, 2020

Assets		
Cash	$	318,056
Accounts Receivable		100,152
Prepaid Expense		19,741
Fixed Assets, net		15,284
Right-of-use asset		104,987
Deposits		4,207
Total assets	$	562,427

Liabilities and Member's Equity		
Liabilities		
Accounts Payable	$	10,656
Deferred Revenue		37,778
Operating Lease Liability		111,817
Total liabilities		160,251
Member's equity		402,176
Total liabilities and member's equity	$	562,427

See Notes to Consolidated Financial Statements.

Note 1. Nature of Operations and Significant Accounting Policies

Organization and nature of business: Row Associates, LLC and subsidiary (the Company) is a Tennessee limited liability company and a wholly-owned subsidiary of Row Holdings, LLC (the Member). The Company is registered as a capital acquisition broker with the Securities and Exchange Commission (the SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company sells private placements of securities, and also engages in advisory services related to mergers and acquisitions, focusing on healthcare companies predominantly within the healthcare services and healthcare IT sectors. The Company engages with institutional clients and accredited investors.

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance to Footnote 74 of SEC Release 34-70073, as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not and will not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry proprietary securities accounts of a broker dealer. Accordingly, the Company is recognized by FINRA under the "Non-Covered Firm" provision and is not subject to the requirements of the provisions of Rule 15c3-3(e) (The Customer Protection Rule) and does not maintain a Special Account for the Exclusive Benefit of Customers.

A summary of the Company's significant accounting policies follows:

The Company follows generally accepted accounting principles (GAAP) as established by the Financial Accounting Standards Board (FASB) to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of Consolidated Statement of Financial Condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Statement of Financial Condition, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Deferred revenue: The Company provides advisory services/corporate finance activities including mergers and acquisitions, reorganizations, tender offers, leveraged buyouts, fundraising activities and the pricing of securities to be issued.

The agreement contains nonrefundable retainer fees or success fees, which may be fixed or represent a percentage of value that the customer received and when the corporate finance activity is completed ("success fees"). The retainer fees or other milestone fees may reduce any success fee subsequently invoiced and received upon the completion of the corporate finance activity. The Company has evaluated its nonrefundable retainer payments to ensure its fee related to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer. If a promised good or service is not distinct, the Company combines that good or service with the other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the broker-dealer accounting for all the services promised in a contract as a single performance obligation and the retainer revenue is classified as deferred revenue on the Statement of Financial Condition.

Other income relates primarily to billable transaction costs. Billable transaction costs include travel, other out-of-pocket expenses, reproduction and other transaction costs incurred by the Company that are billed to customers under the terms of agreements in place with those customers. These costs are expensed as incurred and billed in accordance with agree-upon terms.

Revenue is recognized upon satisfaction of performance obligations by transferring control over goods or services to a customer over the time span of the contracts, which is estimated to be 180 days. There was $37,778 in deferred revenue as of December 31,2020. Deferred revenue represents contract liabilities. There was no balance in deferred revenue at inception.

Accounts receivable: For inception to December 31, 2020, accounts receivable balance at inception was $0 and closing balances was $100,152. Accounts receivable represent receivables from customers from investment banking or consulting services. Management has determined that no valuation allowance is needed.

Income taxes: Under the provisions of the Internal Revenue Code, the Company is treated as a division of the Member, which is a flow-through entity. Accordingly, no provision or benefit for income taxes has been made as the Company's taxable income or loss is included in the tax return of the Member.

FASB guidance requires the evaluation of tax positions taken as expected to be in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions through December 31, 2020.

Note 2.   Fair Value Measurements

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Note 3.   Concentrations

Concentration of Accounts Receivable

One of the customers accounted for 100% of the accounts receivable at December 31, 2020.

Concentration of Credit Risk

The Company maintains its cash at one bank in amounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

Note 4.   Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the Consolidated Financial Statements for these indemnifications.

Note 5.   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during the first year of operations (and the rule also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 5.33 to 1). At December 31, 2020, the Company had net capital of $297,685, which was $282,376in excess of its required net capital of $15,309. The Company's net capital ratio was 0.4337 to 1.

Note 6.   Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the Consolidated Financial Statements were issued, noting none.

Note 7.   Fixed Assets

Fixed assets are depreciated on a straight-line basis over their estimated useful lives, ranging from three to seven years. A summary of property and equipment as of December 31, 2020, is as follows:

Leasehold Improvements	$ 570
Computer Equipment	6,404
Furniture and fixtures	7,549
Office Equipment	2,072
Right-of-use Asset	119,137
	16,595
Less accumulated depreciation	(1,311)
Property and equipment, net	$ 15,284

Note 8.   Lease

Effective July, 22, 2020, Row Associates entered into a lease agreement for its Nashville office under a 38-month lease that expires October 2023 and has a remaining lease term of 2.8 years at December 31, 2020. The lease has initial payments of $3,632 per month, with an increase in the second year to $3,741, and another increase in the third year to $3,853. The lease has a discount rate of 7.25%.

A summary of approximate future minimum payments as of December 31, 2020 is as follows:

Year		Amount
2021	$	43,914
2022		45,231
2023		34,681
Totals	$	123,826

Note 9.   Member's Equity

The Parent of the Company, Row Holdings LLC, contributed $499,955 in 2020 in order to capitalize the Company as required by the FINRA New Membership Process. The Parent does not intend, nor is it permitted, to withdraw said capital for a minimum of one year after contributing it.

Note 10.   COVID-19 Disclosure

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic which continues to spread throughout the United States and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The outbreak could have a continued material adverse impact on economic and market conditions and continue to trigger periods of global economic slowdown. While the development and distribution of a vaccine presents the real possibility of ultimate containment of COVID-19, the outbreak continues to present ongoing uncertainty and risk with respect to the Company, its performance, and its financial results.

While the Company continues to advance its business, the Company is also continually assessing the impact of the global pandemic on its current and planned activities. There is no certainty as to the length and severity of societal disruption caused by COVID-19. Consequently, the Company does not have sufficient visibility to predict the impact of the global pandemic on its operations and overall business. Further, the business or operations of its strategic partners and other third parties with whom the Company conducts business may also be adversely affected by the global pandemic. The Company continues to closely monitor the impact of the global pandemic on its business and the business of it strategic partners and other third parties with whom the Company conducts business.

If the financial markets and/or the overall economy are negatively impacted for an extended period, the Company's financial performance may be materially adversely affected.

Note 11.   Basis of Consolidation

Row Management LLC, a wholly owned subsidiary of the Company, holds certain expenses such as payroll for the Company. All intercompany transactions are eliminated in consolidation.

Note 12.   Subordinated liabilities

For inception to December 31, 2020, there were no subordinated liabilities to general creditors. Therefore, no statement of changes in liabilities is required for inception to December 31, 2020.